EXHIBIT 99.1
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FOR THE THREE AND NINE MONTH PERIODS ENDED AUGUST 31, 2010

The following Management’s Discussion and Analysis (“MD&A) should be read in conjunction with the August 31, 2010 unaudited interim consolidated financial statements of Intellipharmaceutics International Inc. (“IPC”).  The unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”), as outlined in the FASB Accounting Standards Codification (“ASC”).  Our accounting policies have the potential to have a significant impact on our unaudited interim consolidated financial statements, either due to the significance of the financial statement item to which they relate or because they require judgment and/or estimation due to the uncertainty involved in measuring, at a specific point in time, events which are continuous in nature.  This document is current in all material respects as of October 14, 2010.

Unless the context otherwise requires, the terms “we”, “our”, “us” and the “Company”, refer to Intellipharmaceutics International Inc. and its subsidiaries.  Unless stated otherwise, all references to “$” are to the lawful currency of the United States and all references to “C$” are to the lawful currency of Canada.

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and/or “forward-looking information” under the Securities Act (Ontario). These statements include, without limitation, statements regarding the status of development or expenditures relating to our business, plans to fund our current activities, statements concerning our partnering activities, health regulatory submissions, strategy, future operations, future financial position, future revenues and projected costs. In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, “continue”, “intends”, “could”, or the negative of such terms or other comparable terminology. We made a number of assumptions in the preparation of these forward-looking statements. Undue reliance should not be placed on our forward-looking statements, which are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, securing and maintaining corporate alliances, the need for additional capital, the effect of capital market conditions and other factors, including the current status of our programs, on capital availability, the potential dilutive effects of any financing and other risks detailed from time to time in our public disclosure documents or other filings with the securities commissions or other securities regulatory bodies in Canada and the U.S. Additional risks and uncertainties relating to IPC and our business can be found in the “Risk Factors” section of our Annual Information Form and Form 20-F for the year ended November 30, 2009, as well as in our other public filings. The forward-looking statements are made as of the date hereof, and we disclaim any intention, and have no obligation or responsibility except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Factors that could cause actual results to differ materially include but are not limited to:

•	our plans to research, develop and commercialize products and the timing of these development programs;
•	whether we will receive, and the timing and costs of obtaining, regulatory approvals;
•	development of our product candidates, including the results of current and future clinical trials or bioequivalence studies;
•	the benefits of our drug delivery technologies and product candidates as compared to others;
•	our ability to maintain and establish intellectual property rights in our drug delivery technologies and product candidates;
•	our need for additional financing and our estimates regarding our capital requirements and future revenues and profitability;
•	our estimates of the size of the potential markets for our product candidates;
•	our selection and licensing of product candidates;
•	our ability to attract distributors and collaborators with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;
•
sources of revenues and anticipated revenues, including contributions from distributors and collaborators, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates;

•	our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly;
•	the rate and degree of market acceptance of our products;
•	the timing and amount of reimbursement for our products;

•	the success and pricing of other competing therapies that may become available;
•	our ability to retain and hire qualified employees;
•	the manufacturing capacity of third-party manufacturers that we may use for our products; and
•	other risk factors discussed from time to time in our reports, public disclosure documents and other filings with the securities commissions in Canada and the United States.

The forward-looking statements we make in this Management’s Discussion and Analysis reflect our current views with respect to future events and are based upon what we believe are reasonable assumptions as of the date of this document. We undertake no obligation and do not intend to update or revise these forward-looking statements, unless required by law.

This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results of the Company.

Disclosure regarding our ability to continue as a going concern is included in Note 2 to our unaudited interim consolidated financial statements for the three and nine months period ended August 31, 2010.

CORPORATE UPDATE

·	On June 14, 2010 we announced we had filed an ANDA with the FDA for a generic version of Protonix® (delayed release pantoprazole sodium).
·
On July 2, 2010 we announced that Wyeth LLC, a wholly owned subsidiary of Pfizer Inc., filed suit against us for patent infringement in the United States District Court for the District of Delaware and for the Southern District of New York, relating to our generic version of Effexor XR® (venlafaxine hydrochloride extended release) capsules. Lawsuits such as these are an ordinary and expected part of the process of obtaining approval to commercialize a generic drug product in the United States. We remain confident that our generic versions of Effexor XR® do not infringe those patents. We intend to vigorously defend against the complaints described above.

BUSINESS OVERVIEW

We are a pharmaceutical company specializing in the research, development and manufacture of novel or generic controlled release and targeted release oral solid dosage drugs. The Company's patented Hypermatrix™ technology is a unique and validated multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. Based on this technology, IPC has a pipeline of products in various stages of development in therapeutic areas that include neurology, cardiovascular, gastrointestinal tract, pain and infection.

IntelliPharmaCeutics Ltd. (“IPC Ltd.”) and Vasogen Inc. (“Vasogen”) completed a plan of arrangement and merger (“the IPC Arrangement Transaction”) on October 22, 2009, resulting in a new publicly-traded company, Intellipharmaceutics International Inc. which is incorporated under the laws of Canada and traded on the TSX and NASDAQ.

As a result of the transaction, we selected a November 30 year-end.  All comparable information is that of our predecessor Company, IPC Ltd.  Accordingly, our unaudited interim consolidated financials statements have been presented for the three and nine month periods ended August 31, 2010 with comparative three and nine month periods ended September 30, 2009.

OUR GOAL

Our goal is to leverage our proprietary technologies and know-how in order to build a diversified portfolio of commercialized products that generate revenue for us. We will do this by advancing our products from the formulation stage through product development, regulatory approval and manufacturing.  Our strategy is to out-license marketing and sales to established organizations. We believe that this full integration of development and manufacturing should maximize the value inherent in our technology and product candidates and will create long term growth and value.  Out-licensing sales and marketing to established organizations should maximize revenues from our products while allowing us to focus on our core competence.  We will endeavour to achieve the following potential milestones in calendar year 2010:

•	Obtain FDA approval of our generic version of Focalin XR®
•	Have accepted for review by the FDA, one additional ANDA application
•	Establish at least one additional development/marketing alliance

•	Complete manufacturing of clinical batches of Rexista™ oxycodone
•	Initiate Phase 1 studies using clinical batches of Rexista™oxycodone
•	Schedule a pre-IND meeting with FDA to discuss Rexista™ oxycodone clinical development plan

OUR STRATEGY

We believe that our Hypermatrix™ technology is a unique and validated multidimensional controlled-release drug delivery platform that can be applied to the efficient development of a wide range of existing and new pharmaceuticals. We believe that the flexibility of this technology allows us to develop complex drug delivery solutions within a rapid timeframe.

We apply our technologies to the development of both existing and new pharmaceuticals across a range of therapeutic classes.  The flexibility and the competitive advantage of the Hypermatrix™ technology allow us to focus our development activities in two areas; difficult-to-produce controlled-release generic drugs, which follow an ANDA regulatory path; and improved current therapies through controlled release, which follow an New Drug Application (“NDA”) / 505 (b)(2) regulatory path.

We operate in a market created by the expiration of drug product patents, challengeable patents and drug product exclusivity periods. There are two ways that we employ our controlled-release technologies, which represent substantial opportunities for us to license our technologies and products:

For existing controlled-release (once-a-day) products covered by patents about to expire or already expired, we can formulate generic products, which are bioequivalent to the branded products. Such products can be licensed to and sold by distributors of generic products.  Our scientists have demonstrated a successful track record with such products, having previously developed several drugs which have been commercialized in the United States by their former employer/clients.  The regulatory pathway for this approach requires ANDAs.

For branded immediate-release (multiple-times-per-day) drugs, we can formulate improved replacement products, typically by developing new, potentially patentable, controlled-release once-a-day drugs. These drugs can be licensed to and sold by the pharmaceutical company that made the original immediate-release product.  This protects against revenue erosion in the brand by providing a clinically attractive patented product that competes favorably with the generic immediate-release competition that arises on expiry of the original patent(s). The regulatory pathway for this approach requires NDAs via a s.505(b)(2) application which both accelerates development timelines and reduces costs in comparison to NDAs for new chemical entities.

We are also specifically focusing our technologies on the development of abuse-deterrent pain medications.  The growing abuse and diversion of prescription “painkillers”, specifically opioid analgesics, is well documented and is a major health and social concern. We believe that our technologies and know-how are uniquely suited to developing abuse-deterrent pain medications.

We believe we are well-positioned to execute our strategic plan due to our current financial position and expertise in drug delivery, product development, regulatory affairs and manufacturing.

OUR TECHNOLOGY

Our Hypermatrix™ technology platform is at the core of a family of drug delivery technologies that underlie our development and marketing programs. Hypermatrix™ technologies are based upon the drug active being imbedded in, and an integral part of, a homogeneous (uniform) core and/or coatings consisting of one or more polymers that affect the release rates of drugs.   Our technology allows for the intelligent and efficient design of drugs through the precise manipulation of a number of key variables.  This allows us to respond to varying drug attributes and patient requirements, producing a desired drug release profile in a time and cost effective manner.

OUR PRODUCTS

The table below shows the present status of our ANDA and NDA product candidates that have been disclosed publicly.

Generic name	Brand	Indication	Stage of Development	Regulatory Pathway	Rights
Dexmethylphenidate Hydrochloride extended release capsules	Focalin XR®	Attention-deficit hyperactivity disorder	Application under review by the FDA	ANDA	Intellipharmaceutics and Par Pharmaceutical
Venlafaxine HCI extended release capsules	Effexor XR®	Depression	Application under review by the FDA	ANDA	Intellipharmaceutics
Pantoprazole sodium delayed release capsules	Protonix® DR	Conditions associated with gastroesophageal reflux disease	Application filed with the FDA	ANDA	Intellipharmaceutics
Carvedilol Phosphate extended release capsules	Coreg CR®	Heart Failure	Late-stage development	ANDA	Intellipharmaceutics
Oxycodone hydrochloride controlled release capsules	N/A	Pain	Early-stage development	NDA 505(b)(2)	Intellipharmaceutics

We typically select products for development that we intend to license several years in the future. However, the length of time necessary to bring a product to the point where we can license the product can vary significantly and depends on, among other things, the availability of funding, design and formulation challenges, safety or efficacy, patent issues associated with the product, and FDA review times.

Dexmethylphenidate Hydrochloride – Generic Focalin XR® (a registered trademark of the brand manufacturer)

In 2005, we entered into a license and commercialization arrangement with Par Pharmaceutical of New Jersey (“Par”) for the development of a generic version of Focalin XR®.  Under the arrangement, we are responsible for all laboratory development costs and Par is responsible for bioequivalence costs, API costs, scale up / stability costs and marketing.  Par is also responsible for costs associated with litigation.  Focalin XR contains dexmethylphenidate hydrochloride and is used for the treatment of Attention Deficit Hyperactivity Disorder. In 2008, Focalin®, including Focalin XR®, had U.S. sales of approximately U.S. $350 million.

Effective May 2007, we filed an ANDA for our generic, Dexmethylphenidate XR, with the FDA. As at that date, the application was accepted by the FDA as being complete and in condition for further review. In the period since our filing, we have filed a number of amendments to the application at the request of the FDA.  Our ANDA application remains under review, and there can be no assurance when, or if at all, the FDA will approve the product for commercial launch in the U.S market.

We had announced that we and our licensee and development partner Par received confirmation that the previously announced stays of the patent litigation concerning our generic of Focalin XR® expired without regulatory intervention, and that the parties have stipulated to a dismissal of the litigation.   The parties, Intellipharmaceutics, Par, Novartis Pharmaceuticals Corporation, Novartis Pharma AG, Celgene Corporation, Elan Corporation, PLC and Elan Pharma International Ltd., have also entered into license agreements in conjunction with the settlements of the litigation concerning the Company’s generic drug application in the FDA for 5, 10, 15 and 20 mg. strengths of dexmethylphenidate hydrochloride.

Intellipharmaceutics’ management presently expects that marketing of generic versions of the products will commence no sooner than the fourth quarter of 2012.  The Company has a ten year profit-sharing agreement with Par for the sale of dexmethylphenidate hydrochloride XR capsules in the U.S., which commences with the commercial launch of the product by Par.

Venlafaxine hydrochloride – Generic Effexor XR® (a registered trademark of the brand manufacturer)

Another product in our generics pipeline is venlafaxine hydrochloride, a generic version of the marketed drug Effexor XR®.  Effexor XR® is an extended-release capsule for oral administration that contains venlafaxine hydrochloride.  It is indicated for the treatment of symptoms of depressive disorders.  Effexor and Effexor XR® branded products had estimated U.S. sales of approximately $3.0 billion in 2009.

We filed an ANDA for our generic, venlafaxine hydrochloride, with the FDA.  Effective January 2010, the application was accepted by the FDA as being complete and in condition for further review.  The application is under review, and there can be no assurance when, or if at all, the FDA will approve the product for commercial launch in the U.S market.

Wyeth LLC, a wholly owned subsidiary of Pfizer Inc., filed suit for patent infringement against us in the United States District Court for the District of Delaware and for the Southern District of New York, relating to our generic version of Effexor XR® capsules. Lawsuits such as these are an ordinary and expected part of the process of obtaining approval to commercialize a generic drug product in the United States. We remain confident that our generic versions of Effexor XR® do not infringe those patents. We intend to vigorously defend against the complaints described above.  An alternative outcome is that we may decide to settle the litigation with the Brand Owner, which would likely clarify the timing of commercial launch.  There are ongoing settlement discussions however there can be no assurance that we will be able to settle the litigation.

We are exploring licensing agreement opportunities or other possibilities for this product.  While we believe that a licensing agreement is possible, there can be no assurance that one can be secured.

Pantoprazole sodium – Generic Protonix ®DR (a registered trademark of the brand manufacturer)

Another product in our generics pipeline is delayed release pantoprazole sodium, a generic version of the marketed drug Protonix® DR.  Protonix® DR inhibits gastric acid secretion and is prescribed for the short-term treatment of conditions such as stomach ulcers associated with gastroesophageal reflux disease, as well as the long term treatment of pathological hypersecretory conditions including Zollinger-Ellison syndrome. Sales of pantoprazole sodium delayed-release tablets in the United States were approximately $1.8 billion in 2009.

Effective June 2010, we filed an ANDA for our generic pantoprazole sodium, with the FDA.  The application has been under initial review for acceptance; the Company has received requests for additional information and provided same to the FDA. While Management currently believes the chances of the application being accepted are probable, there can be no assurance when, or if at all, the FDA will accept our application for further review or approve the product for commercial launch in the U.S market.

We are exploring licensing agreement opportunities or other possibilities for this product.  While we believe that a licensing agreement is possible, there can be no assurance that one can be secured.

Carvedilol phosphate – Generic Coreg CR® (a registered trademark of the brand manufacturer)

Another product in our generics pipeline is carvedilol phosphate controlled release capsules. It is a generic version of the marketed drug Coreg CR®.  Coreg CR is available for once-a-day administration as controlled-release oral capsules. It is used for the treatment of hypertension and heart failure.

This product is currently in late-stage development. We have carried out several pilot bioequivalence studies and are planning on conducting pivotal bioequivalence studies later in fiscal 2010.  We are exploring licensing agreement opportunities or other possibilities for this product.  There is no assurance that a licensing agreement can be secured.

Rexista™ oxycodone (oxycodone hydrochloride)

Our lead non-generic product under development is Rexista™ oxycodone; an abuse- and alcohol-deterrent controlled-release oral formulation of oxycodone hydrochloride for the relief of pain.  Rexista™ oxycodone is a unique dosage form designed to be deterrent to some of the well-documented abuses associated with some currently marketed controlled-release oxycodone products.  This includes abuse of these drugs by nasal inhalation when crushed or powdered, and, by injection when combined with solvents.  Rexista™ oxycodone is also designed to resist release of the entire dose when consumed with alcohol, a significant problem with some opioid drugs.  In 2008, OxyContin® (oxycodone hydrochloride controlled-release tablets) had estimated U.S. sales of approximately U.S. $2 billion.  OxyContin® currently holds the leading total prescription share of the U.S. extended-release opioid market, with an estimated 23% total prescription share.

In February 2009, the FDA announced that it plans to implement a Risk Evaluation and Mitigation Strategy (“REMS”) requirement for all extended-release opioid analgesics. We believe that the REMS will ultimately drive prescribing of newer tamper-deterrent extended release opioids.  Several “tamper-deterrent” formulations of oral opioid analgesics are being developed by other companies. We believe that the FDA’s move to restrict prescribing of extended-release opioid analgesics should benefit tamper-deterrent products.

We believe that we can leverage our core competence in drug delivery and formulation for the development of products targeted towards tamper-deterrent opioid analgesics used in pain management. The advantage of our strategy for development of NDA drugs is that our products can enjoy a sales exclusivity period. Furthermore, we believe it is possible to establish and defend the intellectual property surrounding our tamper-deterrent opioid analgesic products.

We have completed proof of concept pilot clinical studies of Rexista™ oxycodone and plan to complete manufacture of clinical batches of Rexista™ oxycodone for use in phase I clinical trials that will be initiated in fiscal 2010 but now will not completed until the first half of fiscal 2011.  During the third quarter we continued to optimize the manufacturing process in the development of clinical batches of Rexista™ oxycodone.  We also plan to initiate discussions with the FDA on the clinical development plan for Rexista™ oxycodone.  There can be no assurance that the clinical trials will meet the expected outcomes or that we will be able to successfully produce scaled up batches for use in clinical trials or that we will be successful in submitting an NDA s.505(b)(2) filing.

SELECTED FINANCIAL INFORMATION

As a result of the October 22, 2009 IPC Arrangement Transaction we selected a November 30 year-end.  All comparable information is that of our predecessor company Intellipharmaceutics Ltd. which had a December 31 year-end.  It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures.  The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any one time and the availability of funding.  In general, the fact that expenditures were higher for the three and nine month periods ended August 31, 2010 when compared to the three and nine month periods ended September 30, 2009 was due to our stronger financial position during 2010 when compared with 2009.

	For the Period ended		For the Period ended
	August 31	September 30	August 31	September 30
	2010	2009	2010	2009
	(3 Months)	(3 Months)	(9 Months)	(9 Months)

Revenue:	$-	$125,590	$1,452,221	$468,422
Expenses:	2,072,303	579,848	5,449,269	1,877,857
Loss for the period	(2,113,462)	(165,739)	(3,857,462)	(963,411)
Loss per share, Basic and Diluted	(0.19)	(0.02)	(0.35)	(0.10)

	As At
	August 31	November 30
	2010	2009

Cash	$2,355,404	$8,014,492
Total Assets	$4,614,363	$11,081,332

Deferred revenue	$8,906	$1,449,326
Total liabilties	$2,769,189	$6,449,318
Shareholders equity	$1,845,174	$4,632,014
Total liabilties and shareholders equity	$4,614,363	$11,081,332

CRITICAL ACCOUNTING ESTIMATES

Use of Estimates
The Company’s unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) as outlined in the ASC.  This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Significant estimates required for the preparation of the unaudited interim consolidated financial statements included those related to the determination of estimated useful lives of property and equipment; the fair values of financial assets and liabilities; the determination of units of accounting for revenue recognition; the expected term of the Company’s continued involvement in the research and development of each contract; the fair value of stock options and the determination of performance criteria for expensing share-based payments; evaluation of income tax positions; the determination of valuation allowances; determination of investment tax credits; the fair value option for financial assets and financial liabilities; and forecasting future cash flows for assessing whether there are any impairments of long-lived assets.  These estimates are considered significant because of the significance of the financial statement item to which they relate, or because they require judgment and estimation due to the uncertainty involved in measuring, at a specific point in time, events that are continuous in nature.  Management bases its estimates and judgments on historical experience and various other factors that are believed to be reasonable under the circumstances.

Revenue recognition
The Company earns revenue from non-refundable upfront fees and milestone payments upon achievement of specified research or development events under development agreements, from payments for research and development services such as analytical chemistry, scale-up, stability studies and testing, and potentially from royalty payments or share of net profits on sales of products. Revenue is realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price to the customer is fixed or determinable, and collectability is reasonably assured. From time to time, the Company enters into transactions that represent multiple-element arrangements. Management evaluates arrangements with multiple deliverables to determine whether the deliverables represent one or more units of accounting for the purpose of revenue recognition.  A delivered item is considered a separate unit of accounting if the delivered item has stand-alone value to the customer, the fair value of any undelivered items can be reliably determined, and the delivery of undelivered items is probable and substantially in the Company’s control.

Investment tax credits
The investment tax credits (“ITC”) receivable are amounts recoverable from the Canadian federal and provincial governments under the Scientific Research & Experimental Development incentive program.  The amounts claimed under the program represent the amounts submitted by management based on research and development costs incurred during the period, and calculated using a specific formula set by the government agencies administering the program.  Realization is subject to government approval.  Any adjustment to the amounts claimed will be recognized in the period in which the adjustment occurs.

Impairment of long-lived assets
Long-lived assets are reviewed for impairment when events or circumstances indicate that the carrying value of an asset may not be recoverable. For assets that are to be held and used, an impairment is recognized where the sum of estimated undiscounted cash flows associated with the asset or group of assets is less than its carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value. Fair values are determined based on discounted cash flows or internal/external appraisals, as applicable.

Share-based compensation
All share-based compensation, including grants of employee stock options, is recognized as an expense in the financial statements and such cost is measured at the fair value of the award. The Company recognizes compensation expense based on the estimated grant date fair value using the Black-Scholes option-pricing model.

Share-based compensation expense recognized during the period is based on the value of share-based payment awards that are ultimately expected to vest. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.  The share-based compensation expense is recorded in the statement of operations under research and development expense and under selling, general and administration expense.  Note 9 of the unaudited interim consolidated financial statements provides detailed disclosure of the Company's stock options.

Income taxes
In July 2006, the Financial Accounting Standards Board ("FASB") issued ASC topic 740-10, formerly FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109 ("FIN 48").  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS No. 109, and prescribes a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  FIN 48 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  The Company adopted the provisions of FIN 48 effective January 1, 2007.  The adoption of FIN 48 had no material effect on the financial position, operations or cash flow of the Company.  See Note 13 in the unaudited interim consolidated financial statements for further discussion of the Company’s accounting for income taxes.

The Company periodically assesses the value of its deferred tax asset, which has been generated by a history of net operating losses, and which has been recognized in accordance with ASC topic 740-10, and determines the necessity for a valuation allowance.  The Company evaluates which portion of the deferred tax asset, if any, will more likely than not be realized by offsetting future taxable income, taking into consideration any limitations that may exist on the use of its net operating loss carry-forwards.

RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

In June 2009, the FASB issued new guidance on “Accounting for Transfers of Financial Assets”.  It addresses concerns raised by the SEC, members of Congress, and financial statement users about the accounting and disclosures required by existing guidance in the wake of the subprime mortgage crisis and the global credit market deterioration, and is intended to improve the accounting and disclosure for transfers of financial assets.  The new guidance is effective for financial asset transfers occurring after the beginning of an entity’s first fiscal year that begins after November 15, 2009, with early adoption prohibited.  The Company has adopted it on December 1, 2009.  The adoption did not have a material impact on our unaudited interim consolidated financial position and results of operations.

In June 2009, the FASB updated “Consolidation – Consolidation of Variable Interest Entities” (“Consolidation”).  The update amends the consolidation guidance that applies to variable interest entities (“VIEs”), and will significantly affect an entity’s overall consolidation analysis.  The amendments to the consolidation guidance affect all entities currently within the scope of Consolidation as well as qualifying special-purpose entities that are outside of its scope.  An enterprise will need to reconsider its previous conclusions regarding the entities that it consolidates, as the update involves a shift to a qualitative approach that identifies which entities have the power to direct the activities that most significantly impact the VIE’s economic performance and the obligation to absorb its losses or the right to receive benefits from it, as compared to the existing quantitative-based risks and rewards calculation.  The update also requires ongoing assessment of whether an entity is the primary beneficiary of a VIE, modifies the presentation of consolidated VIE assets and liabilities, and requires additional disclosures.  The updated guidance is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2009, with early adoption prohibited.  The Company has adopted it on December 1, 2009.  The adoption did not have a material impact on our unaudited interim consolidated financial position and results of operations.

FUTURE ACCOUNTING PRONOUNCEMENTS

In October 2009, the FASB issued Accounting Standards Update 2009-13, Revenue Recognition (“ASU 2009-13”).  ASU 2009-13 amends the criteria for separating consideration in multiple-deliverable revenue arrangements, and establishes a hierarchy of selling prices to determine the selling price of each specific deliverable.  As part of this, ASU 2009-13 eliminates the residual method for allocating revenue among the elements of an arrangement and requires that consideration be allocated at the inception of an arrangement.  As well, it expands disclosure requirements.  ASU 2009-13 is effective for fiscal years beginning on or after June 15, 2010, and therefore will be adopted by us on December 1, 2010.  We do not expect that the adoption will have a material impact on our consolidated financial position and results of operations.

The FASB, the EITF and the SEC have issued other accounting pronouncements and regulations during 2010 and 2009 that will become effective in subsequent periods.  The Company’s management does not believe that these pronouncements will have a significant impact on the Company’s financial statements at the time they become effective.

RESULTS OF OPERATIONS

Our results of operations have fluctuated significantly from period to period in the past and are likely to do so in the future. We anticipate that our quarterly and annual results of operations will be impacted for the foreseeable future by several factors, including the timing of approvals to market of our products in various jurisdictions and the resulting product sales, the timing and amount of payments received pursuant to our current and future collaborations with third-parties, and the progress and timing of expenditures related to our research, development and commercialization efforts. Due to these fluctuations, we presently believe that the period-to-period comparisons of our operating results are not a reliable indication of our future performance.

The following are selected financial data for the three and nine month periods ended August 31, 2010 and the three and nine month periods ended September 30, 2009.

	For the three month periods ended				For the nine month periods ended
	August 31	Sept 30	Change		August 31	Sept 30	Change
	2010	2009	$	%	2010	2009	$	%
Revenue:
Research and development	$-	$125,590	(125,590)	-100.0%	$1,452,221	$468,422	983,799	210.0%

Expenses:
Cost of revenue	-	86,773	(86,773)	-100.0%	-	200,970	(200,970)	-100.0%
Research and development	1,483,128	156,583	1,326,545	847.2%	3,357,554	816,599	2,540,955	311.2%
Selling, general and administrative	526,644	238,012	288,632	121.3%	1,913,301	560,159	1,353,142	241.6%
Depreciation	62,531	98,480	(35,949)	-36.5%	178,414	300,129	(121,715)	-40.6%
	2,072,303	579,848	1,492,455	257.4%	5,449,269	1,877,857	3,571,412	190.2%

Loss before the undernoted	(2,072,303)	(454,258)	(1,618,045)	356.2%	(3,997,048)	(1,409,435)	(2,587,613)	183.6%

FMV on adjustment of warrants	32,376	-	32,376	-	164,397	-	164,397	-
Foreign exchange gain (loss)	(51,413)	321,750	(373,163)	-116.0%	23,542	508,380	(484,838)	-95.4%
Interest income	1,938	49	1,889	3855.1%	25,672	1,566	24,106	1539.3%
Interest expense	(24,060)	(33,280)	9,220	-27.7%	(74,025)	(63,922)	(10,103)	15.8%

Loss for the period	(2,113,462)	(165,739)	(1,947,723)	1175.2%	(3,857,462)	(963,411)	(2,894,051)	300.4%

Three Month Period Ended August 31, 2010 Compared to the Three Month Period Ended September 30, 2009

Revenue
The Company recorded no revenue for the three month period ended August 31, 2010 versus $125,590 for the three month period ended September 30, 2009. Included in Research and Development fee in the three month period ended September 30, 2009 was a result of recognition of upfront fees of $112,090 and research and development service fees of $13,500.  Revenue from research and development service fees decreased during the period primarily because the Company had no late stage development activity on partnered projects in 2010, compared to 2009 when the Company was more actively involved in such activities on partnered projects. As discussed above it is our current strategy to advance our products from the formulation stage through product development, regulatory approval and manufacturing before we out-license the marketing and sales to established organizations. We believe that this full integration of development and manufacturing should maximize the value inherent in our technology and product candidates and will create long term growth and value. As a result we had minimal revenue from partnered projects as our focus was on advancing our own pipeline.

Cost of Revenue
We had no cost of revenue for the three month period ended August 31, 2010 in comparison to $86,773 for the three month period ended September 30, 2009 because we performed no activity on partnered projects during the three month period ended August 31, 2010, unlike the three month period ended September 30, 2009 when we were working on some partnered projects and had incurred expenditures.  This is in line with our current strategy to advance our products from the formulation stage through product development, regulatory approval and manufacturing before we out-license the marketing and sales to established organizations as such our focus was on advancing our own products.

Research and Development
Expenditures for research and development for the three month period ended August 31, 2010 were higher by $1,326,545 compared to the three month period ended September 30, 2009. This is primarily attributed to the fact that during the three month period ended August 31, 2010 we incurred additional expenses on research and development activities for our own internal projects when compared with the three month period ended September 30, 2009  due to our stronger financial position in 2010 when compared with 2009.   In addition during the three month period ended August 31, 2010 we recorded an additional expense of $442,800 related to 276,394 performance based stock options issued to Dr. Isa Odidi and Dr. Amina Odidi, the principal shareholders, officers and directors of the Company. We recorded this expense as we determined it was probable as at August 31, 2010 we would satisfy the performance criteria that will allow vesting of the options. No such expense was recorded during the three month period ended September 30, 2009.

Selling, General and Administrative
Selling, general and administrative expenses were $526,644 for the three month period ended August 31, 2010 in comparison to $238,012 for the three month period ended September 30, 2009, an increase of $288,632.  The increase is due to an increase in expenses related to legal fees, wages, marketing costs and occupancy costs which are discussed in greater detail below.

Expenditures for wages and benefits for the three month period ended August 31, 2010 were $202,582 in comparison to $79,456 for the three month period ended September 30, 2009.   This increase is attributable to an increase in administrative staffing levels during the three month period ending August 31, 2010 when compared to the prior period.  The number of employees included in administrative costs was ten as at August 31, 2010 in comparison to six at September 30, 2009. The increase is mainly related to additional employees that are required in our role as a publicly traded company.

Administrative costs for the three month period ended August 31, 2010 were $254,849 in comparison to $102,443 for the three month period ended September 30, 2009.  This increase is primarily the result of an increase in legal costs expensed when compared with the three month period ended September 30, 2009, due to certain public company related obligations and filing requirements which we did not incur in the comparable period, as we were not then a publicly traded company.

Marketing costs for the three month period ended August 31, 2010 were $53,049 in comparison to $41,896 for the three month period ended September 30, 2009.  This increase is primarily the result of an increase in travel expenditures during the three month period due to investor relations activities which we did not incur in the comparable period, as we were not then a publicly traded company.

Occupancy costs for the three month period ended August 31, 2010 were $16,164 in comparison to $14,217 for the three month period ended September 30, 2009.  These amounts are comparable as we are located in the same premises.

Depreciation
Depreciation for the three month period ended August 31, 2010 was $62,531 in comparison to $98,480 for the three month period ended September 30, 2009 primarily as a result of reduced investment in property and equipment as the Company cut down on investments until additional financing was secured.

Fair Value Adjustment of Warrants
As part of the IPC arrangement we have 357,237 warrants outstanding as at August 31, 2010. These warrants are measured at fair market value at each reporting date, and changes in fair market value are recognized in the statements of operations and deficit.  During the three month period ended August 31, 2010, no warrants expired.

Foreign Exchange Gain
Loss on foreign exchange was $51,413 for the three month period ended August 31, 2010 in comparison to a gain of $321,750 for the three month period ended September 30, 2009.  The loss for the period ended in August 31, 2010 was due to the strengthening of the US dollar against the Canadian dollar as the rates changed from ($1.00 (US) for $1.0435 (Cdn) at May 31, 2010 to $1.00 (US) for $1.0665 (Cdn) at August 31, 2010.  The gain for the period ended in September 30, 2009 was also due to the weakening of the US dollar against the Canadian dollar as the rates changed from ($1.00 (US) for $1.1630 (Cdn) at June 30, 2009 to $1.00 (US) for $1.0707 (Cdn) at September 30, 2009.

Interest Income
Interest income for the three month period ended August 31, 2010 was higher in comparison to the three month period ended September 30, 2009. This is primarily as a result of a higher average amount of cash on hand.

Interest Expense
Interest expense for the three month period ended August 31, 2010 was lower when compared with the three month period ended September 30, 2009, primarily because the average amount outstanding on a related party loan which accrues interest at 6% annually was lower in the three month period ended August 31, 2010 in comparison to the three month period ended September 30, 2009.

Nine Month Period Ended August 31, 2010 Compared to the Nine Month Period Ended September 30, 2009

Revenue
The Company recorded revenues of $1,452,221 for the nine month period ended August 31, 2010 versus $468,422 for the nine month period ended September 30, 2009. Included in the Research and Development fee in the nine month period ended August 31, 2010 was from recognition of upfront fees of $1,449,040 and other revenue in the amount of $3,181 compared to upfront fees of $339,548 research and development service fees of $127,464 and other revenue in the amount of $1,410 in the nine- month period ended September 30, 2009.  The increase in revenue can be primarily attributed to a drug development agreement that was mutually terminated by us and another party, as a result of which unearned revenue of approximately $1,439,000 was brought into income.  Revenue for research and development service fees decreased primarily due to the Company having less late stage development activity on partnered projects in 2010, compared to 2009 when the Company was more actively involved in such activities on partnered projects. It is our current strategy to advance our internal projects from the formulation stage through product development, regulatory approval and manufacturing before out-licensing the marketing and sales to established organizations. We believe that this full integration of development and manufacturing should maximize the value inherent in our technology and product candidates and will create long term growth and value. As a result we had minimal revenue from development of partnered products as the focus was on advancing our own products.

Cost of Revenue
We had no cost of revenue for the nine month period ended August 31, 2010 in comparison to a cost of revenue of $200,970 for the nine month period ended September 30, 2009. The difference is attributable to the fact that we performed no activity on partnered projects during the nine month period ended August 31, 2010, unlike the nine month period ended September 30, 2009 when we worked on some partnered projects and had incurred expenditures.  This is in line with our current strategy to advance our products from the formulation stage through product development, regulatory approval and manufacturing before we out-license the marketing and sales to established organizations, thus our focus was on advancing our own products.

Research and Development
Expenditures for research and development for the nine month period ended August 31, 2010 were higher by $2.540,955 compared to the nine month period ended September 30, 2009. This is primarily attributed to the fact that during the nine month period ended August 31, 2010 we incurred additional expenses on research and development activities for our internal projects when compared with the nine month period ended September 30, 2009  due to our stronger financial position in 2010 when compared with 2009.  In addition during the nine month period ended August 31, 2010 we recorded an additional expense of $885,600 related to 552,788 performance based stock options issued to Dr. Isa Odidi and Dr. Amina Odidi, the principal shareholders, officers and directors of the Company. We recorded this expense as we determined it was probable as at August 31, 2010 we would satisfy the performance criteria that will allow vesting of the options. No such expense was recorded during the nine month period ended September 30, 2009.

Selling, General and Administrative
Selling, general and administrative expenses were $3,357,554 for the nine month period ended August 31, 2010 in comparison to $816,599 for the nine month period ended September 30, 2009, an increase of $2,414,725.  The increase is due to an increase in expenses related to legal fees, wages, marketing costs and occupancy costs which are discussed in greater detail below.

Expenditures for wages and benefits for the nine month period ended August 31, 2010 were $543,088 in comparison to $244,814 for the nine month period ended September 30, 2009.   This increase is attributable to an increase in administrative staffing levels during the nine month period ending August 31, 2010 when compared to the prior period.  The number of employees included in administrative costs was ten as at August 31, 2010 in comparison to six at September 30, 2009. The increase is mainly related to additional employees, including senior staff, that are required in our role as a publicly traded company.

Administrative costs for the nine month period ended August 31, 2010 were $1,162,403 in comparison to $208,143 for the nine month period ended September 30, 2009.  This increase is primarily the result of an increase in accounting and legal costs expensed when compared with the nine month period ended September 30, 2009 due to certain public company related obligations and filing requirements which we did not incur in the comparable period, as we were not a publicly traded company.

Marketing costs for the nine month period ended August 31, 2010 were $157,833 in comparison to $65,767 for the nine month period ended September 30, 2009.  This increase is primarily the result of an increase in travel expenditures during these periods due to investor relations activities which we did not incur in the comparable period, as we were not then a publicly traded company.

Occupancy costs for the nine month period ended August 31, 2010 were $49,977 in comparison to $41,435 for the nine month period ended September 30, 2009.  These amounts are comparable as we are located in the same premises.

Depreciation
Depreciation expenses for the nine month period ended August 31, 2010 were $178,414 in comparison to $300,129 for the nine month period ended September 30, 2009 primarily as a result of reduced investment in property and equipment as the Company cut down on investments until additional financing was secured.

Fair Value Adjustment of Warrants
As part of the IPC arrangement we have 357,237 warrants outstanding as at August 31, 2010. These warrants are measured at fair market value at each reporting date, and changes in fair market value are recognized in the statements of operations and deficit.  During the nine month period ended August 31, 2010, 19,462 warrants expired.

Foreign Exchange Gain
We had a nominal gain on foreign exchange of $23,542 for the nine month period ended August 31, 2010 in comparison to a gain of $508,380 for the nine month period ended September 30, 2009.  The gain for the period ended in September 30, 2009 was due to the weakening of the US dollar against the Canadian dollar as the rates changed from ($1.00 (US) for $1.2180 (Cdn) at December 31, 2008 to $1.00 (US) for $1. 0707 (Cdn) at September 30, 2009.

Interest Income
Interest income for the nine month period ended August 31, 2010 was higher in comparison to the nine month period ended September 30, 2009. This is primarily as a result of a higher average amount of cash on hand and interest received from the Canada Revenue Agency and the Ontario Ministry of Finance related to the late payment to us of claims for the scientific research & development tax credit and an Ontario Innovation tax credit which is discussed in greater detail below.

Interest Expense
Interest expense for the nine month period ended August 31, 2010 was higher when compared with the nine month period ended September 30, 2009 primarily because the average amount outstanding on a related party loan which accrues interest at 6% annually was higher in the nine month period ended August 31, 2010 in comparison to the nine month period ended September 30, 2009.

SUMMARY OF QUARTERLY RESULTS
The following selected financial information is derived from our unaudited interim consolidated financial statements for the last three quarterly periods ended.   All comparable information for the previous five quarters is that of our predecessor company, IPC Ltd., which had a December 31 year end.   Loss per share has been adjusted to reflect the impact of the transactions, as described in the “Business Overview”.

Quarter Ended		Revenues	Loss	Loss per share
August 31, 2010		-	(2,113,462)	(0.19)
May 31, 2010		1,449,624	(316,447)	(0.03)
February 28, 2010		2,597	(1,427,553)	(0.13)
November 30, 2009	(2 Months)	161,757	(875,322)	(0.09)
September 30, 2009		125,590	(165,739)	(0.02)
June 30, 2009		118,460	(224,662)	(0.02)
March 31, 2009		224,372	(573,012)	(0.06)
December 31,2008		117,740	(2,081,991)	(0.22)
September 30,2008		180,388	(915,596)	(0.10)

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures.  The amount and timing of expenditures and availability of capital resources vary substantially from period to period, depending on the level of research and development activity being undertaken at any one time and the availability of funding.  In general the fact that expenditures were higher for the last four quarters when compared to the first three quarters of fiscal 2009 periods was due to our stronger financial position starting in the fourth quarter of 2009. The significant decrease in the Company's loss during the second quarter ended May 31, 2010, can be mainly attributed to the fact that a drug development agreement was mutually terminated by Intellipharmaceutics and another party and as a result, unearned revenue of approximately $1.4 million was brought into income.  As well, the quarterly expenditures were generally higher in the last quarter of fiscal 2008 when compared with the first three quarters of fiscal 2009, because we were in a stronger financial position during 2008 when compared with 2009.

Analysis of Third Quarter Results

The significant increase in our loss during the third quarter of 2010 when compared to the prior quarter can be mainly attributed to the fact that during the three month period ending May 31, 2010 a drug development agreement was mutually terminated by us and another party and as a result unearned revenue of approximately $1,439,000 was brought into income.

LIQUIDITY and CAPITAL RESOURCES

	For the three month periods ended				For the nine month periods ended
	August 31	Sept 30			August 31	Sept 30
	2010	2009	Change		2010	2009	Change
	$	$	$	%	$	$	$	%

Cash flows used in operating activities	(1,659,333)	(186,889)	(1,472,444)	787.9%	(4,633,124)	(1,373,692)	(3,259,432)	237.3%
Cash flows from (used in) financing activities	(9,557)	172,957	(182,514)	-105.5%	(887,552)	494,031	(1,381,583)	-279.7%
Cash flows used in investing activities:	(1,774)	(2,402)	628	-26.1%	(118,389)	(11,289)	(107,100)	948.7%
Effect of foreign exchange on cash	(42,712)	1,699	(44,411)	-2613.9%	(20,023)	(380)	(19,643)	5169.2%
Decrease in cash	(1,713,376)	(14,635)	(1,698,741)	11607.4%	(5,659,088)	(891,330)	(4,767,758)	534.9%
Cash, beginning of period	4,068,780	25,518	4,043,262	15844.7%	8,014,492	902,213	7,112,279	788.3%
Cash, end of period	2,355,404	10,883	2,344,521	21543.0%	2,355,404	10,883	2,344,521	21543.0%

The Company had cash of $2,355,404 as at August 31, 2010 compared to $4,068,780 as at May 31, 2010, and compared to $8,014,492 at November 30, 2009.  The decrease in cash during the three month period ended August 31, 2010 is mainly a result of cash used in operating activities.  The decrease in cash during the nine month period ended August 31, 2010 is mainly a result of cash used in operating activities and the repayment of C$910,000 out of an amount due to a related party.

For the three and nine months ended August 31, 2010 net cash flows used in operating activities increased, as compared to net cash flows used in operating activities for the three and nine month periods ended September 30, 2009. This increase is a result of higher expenditures during the three- and nine month ended periods August 31, 2010 as described in greater detail above in addition to the payment of accounts payable and accrued liabilities that were outstanding as at November 30, 2009.  During the nine months ended August 31, 2010 net cash flows used in operating activities has been partially offset by approximately C$931,000 that was received from the Canada Revenue Agency and the Ontario Ministry of Finance being payments of claims for scientific research & development tax credit and an Ontario Innovation tax credit in respect of research and development activities carried out during the fiscal year 2008.

For the three and nine months ended September 30, 2009 net cash flows from financing activities related mainly to advances in the form of a related party loan payable to Dr. Isa Odidi and Dr. Amina Odidi, our principal stockholders, directors and executive officers for cash advances made by them to us as a shareholder loan to support ongoing operations in 2009.  For the nine months ended August 31, 2010 net cash flows used in financing activities related mainly to the repayment of part of this related party loan for the cash advances made by them to us as a shareholder loan in accordance with the terms of the loan.  For the three month period ended August 31, 2010 net cash flows used in financing activities related mainly to the repayment of part of capital lease obligations.

For the nine month period ended August 31, 2010 net cash flows used in investing activities related mainly to the delivery and qualification of our primary manufacturing equipment for the manufacture of an abuse-deterrent formulation of controlled-release oxycodone hydrochloride.  Net cash flows used in investing activities were nominal for the three month period ended August 31, 2010 and for the three and nine months ended September 30, 2009.

All non-cash items have been eliminated from the unaudited interim consolidated statements of cash flows.

Repayment of the related party loan is restricted under the terms of the loan such that repayment can only be made from revenues received or proceeds from the issuance of securities received by us, scientific tax credits received in cash by us and up to a maximum of C$800,000 from proceeds received by us in the IPC Arrangement Transaction recently completed with Vasogen Inc. During the nine months ended August 31, 2010 the related party loan was repaid by C$800,000 from proceeds received by us from the IPC Arrangement Transaction.  Interest payable on this loan was accrued in the amount of $110,000 as at November 30, 2009. During the nine months ended August 31, 2010 this amount was also repaid.

As a research and development company, IPC Corp was eligible to receive investment tax credits (“ITC”) from various levels of government under the Scientific Research & Experimental Development incentive programs.  Depending on the financial condition of IPC Corp, research and development expenses in any fiscal year could be claimed.  Eligible research and development expenses included salaries for employees involved in research and development, cost of materials, equipment purchase as well as third party contract services.  This amount was not a reduction in income taxes but a form of government grant based on the level of research and development that the Company carries out.

Based on management’s best estimate, the Company expects to receive approximately C$609,300 from the Canada Revenue Agency and the Ontario Ministry of Finance during the fourth quarter of fiscal 2010 comprised of research & development tax credits for research and development activities carried out up to the period ended October 21, 2009.  Realization of these credits is subject to government approval; however, management expects to receive a substantial portion of this amount during the fourth quarter of fiscal 2010.  The Company has claimed these tax credits for several years, and to date the Company has received government approval for the estimated expenses within the expected timing.  In addition we expect to receive approximately C$380,000 in other tax credits receivable that were acquired in the October 22, 2009 IPC Arrangement Transaction. Management expects to receive a substantial portion of this amount during the fourth quarter of fiscal 2010.

Currently, the Company does not anticipate generating sufficient cash flows from operations as it pursues the development of a portfolio of ANDA and 505 (b) (2) NDA products.  Our future operations are highly dependent upon our ability to raise additional capital to support advancing our product pipeline through continued research and development activities. Our research and development efforts are dependent upon our ability to raise additional capital through a combination of equity or debt financing and/or from commercialization activities, payments received based on development and/or marketing license agreements, upon strategic partners funding directly some or all of the costs of development or the receipt of outstanding investment tax credits and other receivables. However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our ongoing cash requirements. It is possible that financing may not be available or, if available, will not be on acceptable terms. The availability of financing will be affected by the results of our research and development, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, the liquidity of our common shares, the status of our listing on the NASDAQ market and the TSX, strategic alliance agreements, and other relevant commercial considerations. Our cash outflows are expected to consist primarily of internal and external research and development expenditures to advance our product pipeline in addition to general and administrative expenditures to support our corporate infrastructure.

Depending upon the results of our research and development programs and the availability of financial resources, we could decide to accelerate, terminate, or reduce certain areas of research and development, or commence new areas of research and development. These are complex decisions with the goal of optimizing investment returns and managing the cash burn rate.

OUTSTANDING SHARE INFORMATION

The number of shares outstanding as of October 14, 2010, is 10.9 million and it has not changed since August 31, 2010. The number of options outstanding as of October 14, 2010, is 3,012,718 and has not changed since August 31, 2010.  No stock options were granted or forfeited since August 31, 2010.  During the nine month period ended August 31, 2010 we granted 92,722 stock options; no stock options were granted during the three month period ended August 31, 2010 or the three and nine month periods ended September 30, 2009.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT LIQUIDITY AND MARKET RISK

Liquidity risk is the risk that the Company will encounter difficulty raising funds to meet its commitments as they become due. In meeting its liquidity requirements, the Company closely monitors its cash requirements in the forecasted period.

We are exposed to interest rate risk, which is affected by changes in the general level of interest rates.  Due to the fact that the Company’s cash is deposited with major financial institutions in an interest savings account, we do not believe that the results of operations or cash flows would be affected to any significant degree by a sudden change in market interest rates given their relative short-term nature.

We are exposed to changes in foreign exchange rates between the Canadian and United States dollar which could affect the value of our cash.  The Company had no foreign currency hedges or other derivative financial instruments as of August 31, 2010.  The Company did not enter into financial instruments for trading or speculative purposes and does not currently utilize derivative financial instruments.

CAPITAL RESOURCES

At August 31, 2010, our cash totalled $2,355,404 compared with $4,068,780 at May 31, 2010, and compared with $8,014,492 at November 30, 2009.  The decrease in cash during the three month period ended August 31, 2010 is mainly a result of cash used in operating activities.  The decrease in cash during the nine month period ended August 31, 2010 is mainly a result of cash used in operating activities and the repayment of C$910,000 out of an amount due to a related party.

WORKING CAPITAL

Working capital (defined as current assets minus current liabilities) has decreased by $4.3 million from November 30, 2009 mainly as a result of cash used in operating activities and financing activities.  Management expects working capital to further decrease in 2010 as we continue to incur expenditures to achieve our corporate objectives, unless we raise additional financing through a combination of equity or debt financing and/or from commercialization activities, payments received based on development and/or marketing license agreements, and upon strategic partners funding directly some and/or all of the costs of development.  However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our ongoing cash requirements.

CAPITAL EXPENDITURES

Total capital expenditures for the three month period ended August 31, 2010 were comparable to the three month period ended September 30, 2009.  Total capital expenditures for the nine month period ended August 31, 2010 were higher when compared to the nine month period ended September 30, 2009.  Capital expenditures in 2010 relate to the delivery and qualification of our primary manufacturing equipment for the manufacture of an abuse-deterrent formulation of controlled-release oxycodone hydrochloride.  Total capital expenditures for 2010 are anticipated to be near 2009 levels.  We will fund 2010 capital expenditures from our working capital.

CONTRACTUAL OBLIGATIONS

In the table below, we set forth our enforceable and legally binding obligations and future commitments and obligations related to all contracts. Some of the figures we include in this table are based on management’s estimate and assumptions about these obligations, including their duration, the possibility of renewal, anticipated actions by third parties, and other factors.  The Company has entered into capital lease agreements for lab equipment and computer equipment where the lease obligation will end by 2012.  Operating obligations related to the lease of premises expire on November 2010. However, it is our current intention to renew the lease for our facility before the lease expires in November 2010.

		Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years		After 5 years

Capital Lease Obligations	$21,229	$20,288	$941	$	---	$	---

Operating Obligations	29,475	29,475	---		---		---

Total Contractual Obligations	50,704	49,763	941		---		---

CONTINGENCIES AND LITIGATION

From time to time, the Company may be exposed to claims and legal actions in the normal course of business, some of which may be initiated by the Company. As at August 31, 2010, there was no pending litigation or threatened claims outstanding other than that described in the following paragraph.

Wyeth LLC, a wholly owned subsidiary of Pfizer Inc., filed suit for patent infringement against us in the United States District Court for the District of Delaware and for the Southern District of New York, relating to our generic version of Effexor XR® (venlafaxine hydrochloride extended release) capsules. Lawsuits such as these are an ordinary and expected part of the process of obtaining approval to commercialize a generic drug product in the United States. We remain confident that our generic versions of Effexor XR® do not infringe those patents. We intend to vigorously defend against the complaints described above.  Alternatively, we may be able to amicably settle the litigation with the Brand Owner, which among other things could clarify the timing of commercial launch.  There are ongoing settlement discussions however there can be no assurance that we will be able to settle the litigation.

Pursuant to an arrangement agreement between Vasogen and Cervus LP (“Cervus”) dated August 14, 2009 (the “Cervus Agreement”), Vasogen and a Vasogen subsidiary (“New Vasogen”) entered into an indemnity agreement (the “Indemnity Agreement”) which became our obligation as of October 22, 2009.  The Indemnity Agreement is designed to provide Cervus, with indemnification from claims relating to Vasogen’s and New Vasogen’s business that are brought against Cervus in the future, subject to certain conditions and limitations.  Our obligations under the Indemnity Agreement relating to the Tax Pools (as defined in the Indemnity Agreement, are limited to an aggregate of C$1,455,000 with a threshold amount of C$50,000 before there is an obligation to make a compensation payment.

RELATED PARTY TRANSACTIONS

As at August 31, 2010, we had an outstanding related party payable to Dr. Isa Odidi and Dr. Amina Odidi, principal stockholders, directors and executive officers, in the amount of approximately $1.6 million. Repayments of the related party loan are restricted under the terms of the loan such that repayment can only be made from revenues received or proceeds from the issuance of securities received by us, scientific tax credits received in cash by us and up to a maximum of C$800,000 from proceeds received by us in the merger and arrangement transaction completed with Vasogen Inc. During the nine months ended August 31, 2010 the related party loan was decreased by C$800,000 repaid from the IPC Arrangement transaction.

DISCLOSURE CONTROLS AND PROCEDURES

We have designed disclosure controls and procedures (DC&P) to provide reasonable assurance that material information relating to the Company is made known to the Chief Executive Officer and the Vice-President, Finance and Chief Financial Officer, particularly during the period in which the interim filings are being prepared.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Prior to the October 22, 2009 IPC Arrangement Transaction, we were structured as a privately held US company with a Canadian operating affiliate; we identified certain internal controls over financial reporting that needed to strengthen so that we can meet our reporting obligations as a public company in a timely and accurate manner. During fiscal 2010 we have implemented additional internal controls over financial reporting in order to ensure that we are able to report financial results accurately and on a timely basis. If we have failed to implement or are unable to maintain effective internal controls, our ability to produce accurate financial statements could be impaired.   Our accounting and financial reporting department may not currently have all of the necessary resources to ensure that it will not have significant deficiencies or material weaknesses in its system of internal control over financial reporting. The effectiveness of our internal control over financial reporting may be limited by a variety of factors including faulty human judgment and errors, omissions or mistakes, inappropriate management override of policies and procedures, and the possibility that any enhancements to disclosure controls and procedures may still not be adequate to assure timely and accurate financial information.

Ensuring that we have adequate financial and accounting controls to produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be evaluated frequently.

During 2010 we have been documenting, reviewing, and improving our internal controls in order to comply with Canadian and United States securities regulations, which requires management assessments of the effectiveness of its internal control over financial reporting. We are testing the internal controls and, as part of that documentation and testing, identify areas for further attention and improvement. Improving the internal controls will likely involve substantial costs. This process may also take a significant time to complete and may distract officers, directors, and employees from the operations of the business. These efforts may not ultimately be effective to maintain adequate internal controls. If we fail to achieve and maintain effective controls and procedures for financial reporting, we could be unable to provide timely and accurate financial information. In addition, investor perceptions that our internal controls are inadequate or that we are unable to produce accurate financial statements may negatively affect our share price.

OFF BALANCE SHEET ARRANGEMENTS

The Company, as part of its ongoing business, does not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities (“SPE”), which would have been established for the purpose of facilitating off balance sheet arrangements or other contractually narrow or limited purposes. As of August 31, 2010, the Company was not involved in any material unconsolidated SPE transactions.

RISKS AND UNCERTAINTIES

We are a research and development company that has no commercialized products at this time, with all projects being in the research and development stage. Because of these characteristics, the Company is subject to certain risks and uncertainties, or risk factors. The Company cannot predict or identify all such risk factors nor can it predict the impact, if any, of the risk factors on its business operations or the extent to which a factor, event or any such combination may materially change future results of financial position from those reported or projected in any forward looking statements. Accordingly the Company cautions the reader not to rely on reported financial information and forward looking statements to predict actual future results. This report and the accompanying financial information should be read in conjunction with this statement concerning risks and uncertainties. Some of the risks, uncertainties and events that may affect the Company, its business, operations and results of operations are given in this section. However, the factors and uncertainties are not limited to those stated.

Since we commenced operations we have incurred losses through August 31, 2010.  These historical financial losses and financial condition could make it more difficult for the Company to obtain financing in the future.   Since the products in our pipeline are still under development, we will continue to incur losses. There can be no assurance that we will ever be able to achieve or sustain profitability or positive cash flow. The ultimate success will depend on whether our drug formulations receive the approval of the FDA or of other applicable regulatory agencies and whether we are able to successfully market the approved products. There is no certainty that such FDA approval for any of the drug formulations can be received or that levels of sales and revenues necessary to achieve and sustain profitability can be attained.

Based on our current plans we will need to raise additional funds for ongoing operating costs, research and development activities, preclinical studies, and clinical trials necessary to bring our potential products to market.  We may endeavor to secure additional financing, as required, through strategic alliance arrangements, the exercise of options and warrants, the issuance of new share capital, as well as through other financing opportunities. However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our ongoing cash requirements. It is possible that financing may not be available or, if available, will not be on acceptable terms.  The availability of financing will be affected by the results of our research and development, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, strategic alliance agreements, and other relevant commercial considerations.

We set goals for and make public statements regarding timing for the completion of objectives material to our success.  If we fail to achieve one or more of these planned milestones, the price of our common shares could decline.

Further risks and uncertainties affecting us can be found elsewhere in this document, in our Annual Information Form and Form 20-F for the year ended November 30, 2009 and other public documents filed on SEDAR and EDGAR.

OUTLOOK

Our future operations are highly dependent upon our ability to raise additional capital to support advancing our product pipeline through continued research and development activities. Our research and development efforts are dependent upon our ability to raise additional capital through a combination of equity or debt financing and/or from commercialization activities, payments received based on development and/or marketing license agreements, upon strategic partners funding directly some or all of the costs of development or the receipt of outstanding investment tax credits and other receivables. However, there can be no assurance that these financing efforts will be successful or that we will continue to be able to meet our ongoing cash requirements. It is possible that financing may not be available or, if available, will not be on acceptable terms. The availability of financing will be affected by the results of our research and development, our ability to obtain regulatory approvals, the market acceptance of our products, the state of the capital markets generally, the liquidity of our common shares, the status of our listing on the NASDAQ market and the TSX, strategic alliance agreements, and other relevant commercial considerations. Our cash outflows are expected to consist primarily of internal and external research and development expenditures to advance our product pipeline in addition to general and administrative expenditures to support our corporate infrastructure.

Depending upon the results of our research and development programs and the availability of financial resources, we could decide to accelerate, terminate, or reduce certain areas of research and development, or commence new areas of research and development. These are complex decisions with the goal of optimizing investment returns and managing the cash burn rate.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s Annual Information Form and Form 20-F, can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

October 14, 2010